AMENDMENT NO. 1 TO
AMENDED EXPENSE LIMITATION AGREEMENT
ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST

This Amendment is entered into effective as of January 23, 2012, and amends the Amended Expense Limitation Agreement, dated May 1, 2007, (the “Agreement”) by and between Allianz Investment Management LLC (formerly, Allianz Life Advisers, LLC) and Allianz Variable Insurance Products Trust, on behalf of each of the funds listed on Exhibit A of the Agreement. Capitalized terms used in this Amendment, but not defined herein, shall have the definitions assigned to them by the Agreement.

WHEREAS, in light of recent directions received from the staff of the U.S. Securities and Exchange Commission, the Investment Adviser and the Trust believe that some ambiguity may exist with respect to the definition of “acquired fund fees and expenses” in the Agreement; and

WHEREAS, the parties wish to clarify the definition of “acquired fund fees and expenses” and, consequently, the types of expenses which may be excluded from “Fund Operating Expenses” under the Agreement;

NOW, THEREFORE, the parties hereto agree as follows:

1.           The last sentence of section 1.1 of the Agreement is deleted and replaced with the following:
Fund Operating Expenses do not include “acquired fund fees and expenses.” For this purpose, “acquired fund fees and expenses” are fees and expenses incurred indirectly by the Fund as a result of its investment in shares of any company that (A) is an investment company or (B) would be an investment company under section 3(a) of the 1940 Act but for the exceptions provided in sections 3(c)(1) and 3(c)(7) of the 1940 Act. Without limiting the generality of the foregoing, “acquired fund fees and expenses” include fees and expenses incurred indirectly by the Fund as a result of its investment in (i) other affiliated or unaffiliated mutual funds, (ii) affiliated or unaffiliated unregistered investment pools, and (iii) any trusts or other companies which are wholly-owned by the Fund. For the avoidance of doubt, the captions used in the Fees and Expenses table of the Fund’s prospectus are not determinative.

2.           This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein. Except as set specifically forth herein, the Agreement remains in full force and effect.

3.           Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Allianz Investment Management LLC	Allianz Variable Insurance Products Trust

/s/ Brian Muench	/s/ Brian Muench
_______________________________	__________________________________
By: Brian Muench, President	By: Brian Muench, President